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April 15, 2019

VIA EDGAR AND HAND DELIVERY

Matthew Derby

Staff Attorney

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Clarivate Analytics Plc Amendment No. 1 to Registration Statement on Form F-4
Filed April 1, 2019 File No. 333-229899

Dear Mr. Derby:

On behalf of our client, Clarivate Analytics, Plc, a public limited company incorporated under the laws Jersey, Channel Islands (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form F-4 of the Company filed with the Commission on February 27, 2019, as amended by Amendment No. 1 filed with the Commission on April 1, 2019 (“Amendment No. 1” and, collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jay Nadler, the Company’s Chief Executive Officer, dated April 10, 2019, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format to each of Christine Dietz, Frank Knapp, Matthew Crispino and you.

April 15, 2019

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Business of Clarivate, page 137

1.	We note your response to prior comment 7. Please revise to more clearly define the market in which you indicate that you hold the #1 or #2 global market position. In addition, please provide greater discussion regarding your competition and provide support for your assertion that you hold the #1 or #2 global position in your key offerings.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the disclosure on pages 137 and 140 of Amendment No. 2 to more clearly define the markets in which the Company believes its flagship products hold the #1 or #2 global market position. The Company advises the Staff that the revised disclosure is supported by the supplemental materials previously provided to the Staff in response to comment 7 of the Staff’s prior letter, dated March 26, 2019.

In addition, the Company has revised the disclosure on pages 90 and 144 of Amendment No. 2 to clarify that its primary competitors differ by product line and has provided the names of its primary competitors in the principal markets in which it operates. Although some of the Company’s competitors have greater revenues across the entirety of their respective businesses, only a portion of these competitors’ revenues are derived from products that directly compete with the Company’s products.

Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain Non-GAAP Measures

Standalone Adjusted EBITDA, page 177

2.	We continue to evaluate your response to prior comment 11 and may have further comment.

Response: The Company respectfully notes the Staff’s comment and will continue to engage with the Staff as requested.

3.	We note your response to prior comment 12. Similar revisions appear necessary elsewhere on page 174 and on page 177 where you continue to indicate that the measures are “substantially identical.” Please revise accordingly.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 175 and 178 of Amendment No. 2 to remove the word “substantially”.

April 15, 2019

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Shagufa R. Hossain, at (202) 637-2323 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan
of LATHAM & WATKINS LLP

Enclosures

cc:

Jay Nadler, Clarivate Analytics Plc

Richard Hanks, Clarivate Analytics Plc

Christine Archbold, Clarivate Analytics Plc

Stephen Hartman, Clarivate Analytics Plc

Shagufa R. Hossain, Latham & Watkins LLP

Christine Dietz, Securities and Exchange Commission

Frank Knapp, Securities and Exchange Commission

Matthew Crispino, Securities and Exchange Commission